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                         May 20, 2024

       Kurt Workman
       Chief Executive Officer
       Owlet, Inc.
       3300 North Ashton Boulevard, Suite 300
       Lehi, Utah 84043

                                                        Re: Owlet, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2024
                                                            File No. 333-279375

       Dear Kurt Workman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services